SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A (Amendment No. 1)

Under the Securities Exchange Act of 1934

IAC/INTERACTIVECORP

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

44891N 208

(CUSIP Number)

Marc Treviño, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4239

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

June 7, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person JOSEPH M. LEVIN

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds (See Instructions) Not Applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,287,614

	8	Shared Voting Power 309,419; see Item 5

	9	Sole Dispositive Power 1,287,614; see Item 5

	10	Shared Dispositive Power 0; see Item 5

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,597,033; see Item 5

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13

Percent of Class Represented by Amount in Row (11)
5.4%

Assumes the exercise of stock options to purchase 1,000,000 shares of Common Stock held by Mr. Levin. Based on 83,357,759 shares of Common Stock outstanding as of the close of business on May 25, 2021.

14	Type of Reporting Person (See Instructions) IN

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A (Amendment No. 1)

Statement of
JOSEPH M. LEVIN

Pursuant to Section 13(d) of the Securities Exchange Act of 1934 in respect of

IAC/INTERACTIVECORP

This Report on Schedule 13D/A relates to the common stock of IAC/InterActiveCorp.  The Report on Schedule 13D, originally filed with the Commission by Mr. Levin on November 5, 2020 (the “Levin Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A constitutes Amendment No. 1 to the Levin Schedule 13D.  Capitalized terms not defined herein have the meanings given to such terms in the Levin Schedule 13D.

Item 1.	Security and Issuer.

The information contained in Item 1 of the Levin Schedule 13D is hereby amended to read in its entirety as follows:

This Report on Schedule 13D relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of IAC/InterActiveCorp (“IAC” or the “Company”), whose principal executive offices are located at 555 West 18th Street, New York, NY 10011.

Item 3.	Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Levin Schedule 13D is hereby amended and supplemented by adding the following information:

On May 25, 2021, pursuant to a Separation Agreement, dated as of May 24, 2021, between IAC and Vimeo, Inc. (formerly known as Vimeo Holdings, Inc.), a Delaware corporation (“Vimeo”), IAC completed the separation of its Vimeo businesses from IAC’s other businesses, upon the effectiveness of which IAC’s stockholders owned shares of capital stock of both IAC and Vimeo (the “Vimeo Spinoff”). In connection with the Vimeo Spinoff, IAC, through a series of transactions, effected the distribution to Mr. Levin (or the 2020 GRAT) of 3,287,614 shares of Common Stock in respect of an equal number of shares of common stock, par value $0.001 per share (“Old IAC Common Stock”), of IAC that Mr. Levin (or the 2020 GRAT) held immediately before the Vimeo Spinoff, and such shares of Old IAC Common Stock ceased to be outstanding. In addition, each option to purchase shares of Old IAC Common Stock (“Old IAC Common Stock Option”) that Mr. Levin held immediately before the Vimeo Spinoff was converted, in part, into an option to purchase an equal number of shares of Common Stock with a spread value based on the spread value applicable to such Old IAC Common Stock Option, subject to certain adjustments, and otherwise subject to the same terms and conditions as the terms and conditions applicable to such Old IAC Stock Option immediately before the Vimeo Spinoff. Prior to the Vimeo Spinoff, Mr. Levin held 1,000,000 vested Old IAC Common Stock Options that were so converted into 1,000,000 stock options to purchase Common Stock.

Item 4.	Purpose of Transaction.

The information contained in Item 4 of the Levin Schedule 13D is hereby amended to read in its entirety as follows:

Mr. Levin acquired beneficial ownership of 4,287,614 shares of Common Stock described in this Report on the effective date of the Vimeo Spinoff. Mr. Levin may also be deemed to have acquired beneficial ownership of 309,419 shares of Common Stock on the effective date of the Vimeo Spinoff by virtue of the Voting Agreement described in Item 6 of the Levin 13D, which applies to the Common Stock to the same extent as previously applied to the Old IAC Common Stock.

Depending on market conditions and other factors, Mr. Levin may from time to time: (i) purchase additional shares of Common Stock in the open market or in private transactions or (ii) sell or otherwise dispose of all or some of the shares of Common Stock described herein and as to which he has sole dispositive power, by public or private sale, gift, pledge or otherwise.

Subject to the foregoing Mr. Levin does not have any current plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D, except that Mr. Levin may dispose of shares of Common Stock to satisfy the exercise price and tax withholding obligations in connection with the exercise of employee stock options.

The information contained in Items 3, 5 and 6 of this Report on Schedule 13D is hereby incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

The information contained in Item 5 of the Levin Schedule 13D is hereby amended to read in its entirety as follows:

(a) As of the date of this Report: (i) Mr. Levin beneficially owns (A) 88,181 shares of Common Stock directly over which Mr. Levin has sole investment power and sole voting power, (B) 199,433 shares of Common Stock held through the 2020 GRAT and over which Mr. Levin has sole investment power and sole voting power, (C) 1,000,000 shares of Common Stock underlying stock options held directly by Mr. Levin over which Mr. Levin has sole investment power and sole voting power, and (D) 3,000,000 Restricted Shares over which Mr. Levin has sole voting power (but will not have dispositive power until vested), and (ii) by virtue of the Voting Agreement, Mr. Levin may be deemed to beneficially own an additional (x) 172,708 shares of Common Stock held by Barry Diller, the Chairman and Senior Executive of IAC, either directly or through a trust (the “Arrow Trust”), over which Mr. Diller has sole investment power and Mr. Diller and Mr. Levin may be deemed to have shared voting power, and (y) 136,711 shares of Common Stock held by trusts for the benefit of certain members of Mr. Diller’s family (the “Diller Descendants Trusts”), over which Mr. Diller has sole investment power and Diane von Furstenberg (Mr. Diller’s spouse) and Mr. Levin may be deemed to have shared voting power.

Assuming the exercise of stock options to purchase 1,000,000 shares of Common Stock (even if out-of-the-money) held by Mr. Levin, Mr. Levin may be deemed to beneficially own approximately 5.4% of the outstanding Common Stock (calculated in accordance with Rule 13d-3).  The foregoing percentage ownership information is based on 83,357,759 shares of Common Stock outstanding as of the close of business on May 25, 2021.

By virtue of the Voting Agreement, Mr. Levin may be deemed to be a member of a “group” for purposes of Section 13(d) of the Exchange Act, with Mr. Diller and the trusts parties to the Voting Agreement.  This filing shall not be deemed an admission that Mr. Levin, Mr. Diller and such trusts constitute a “group” for purposes of Section 13(d) of the Exchange Act and Mr. Levin expressly disclaims membership in any such group.

(b) The information contained in Item 5(a) of this Report on Schedule 13D/A is hereby incorporated by reference herein.

(c) Except as described herein, Mr. Levin has not effected any transactions in the shares of Common Stock during the past 60 days.

(d) Except as described in the Levin Schedule 13D as amended hereby, no person other than Mr. Levin has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by Mr. Levin.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 6 of the Levin Schedule 13D is hereby amended and supplemented by adding the following information:

Amended and Restated Restricted Stock Award Agreement

As provided for in the original Award Agreement, on June 7, 2021, Mr. Levin entered into an Amended and Restated Restricted Stock Award Agreement (the “Amended and Restated Award Agreement”) with the Company that amends and restates the Award Agreement to adjust the Restricted Shares to reflect the Vimeo Spinoff. The Amended and Restated Award Agreement amends the stock price targets for determining the vesting of Mr. Levin’s 3,000,000 Restricted Shares on the ten-year anniversary of the grant date (as amended, the “Amended Stock Price Targets”) based on satisfaction of such stock price targets and Mr. Levin’s continued employment through the vesting date, as follows.

IAC Stock Price	Number of Shares Vesting
less than $110.22	0
$110.22	500,000
$140.25	2,000,000
$177.45	2,750,000
$223.32 or greater	3,000,000

As previously disclosed, Mr. Levin may elect to accelerate vesting of the Restricted Shares, effective on the 6th, 7th, 8th or 9th anniversary of the grant date, in which case performance will be measured through such date, and Mr. Levin will receive a pro-rated portion of the award (based on the years elapsed from the grant date) and any remaining shares will be forfeited. The Amended and Restated Award Agreement amends the applicable stock price goals in the Award Agreement in respect of the earlier vesting dates, consistent with the Amended Stock Price Goals.

The above summary of the amendments effected by the Amended and Restated Award Agreement is not complete and is qualified in its entirety by reference to the full text of the Amended and Restated Award Agreement, which is attached hereto as Exhibit 2 and incorporated herein by reference.

Item 7.	`Material to Be Filed as Exhibits.

The information contained in Item 7 of the Levin Schedule 13D is hereby amended to read in its entirety as follows:

Exhibit No.	Description
1.	Voting Agreement, dated as of November 5, 2020, by and among Barry Diller, The Arrow 1999 Trust, dated September 16, 1999, as amended, The AVF Trust U/A/D February 17, 2016, The TVF Trust U/A/D February 17, 2016, The TALT Trust U/A/D February 17, 2016, and Joseph M. Levin (filed as Exhibit 99.1 to IAC/InterActiveCorp’s Current Report on Form 8-K filed with the Commission on November 6, 2020, and incorporated herein by reference).*
2.	Amended and Restated Restricted Stock Agreement, dated as of June 7, 2021, between IAC/InterActiveCorp and Joseph Levin (filed as Exhibit 10.1 to IAC/InterActiveCorp’s Current Report on Form 8-K filed with the Commission on June 8, 2021, and incorporated herein by reference).
* Previously filed.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2021

/s/ Joseph Levin
Joseph M. Levin